Exhibit 21

List of Subsidiaries of Cellular Biomedicine Group, Inc.:

Name	State of Incorporation/Formation
Cellular Biomedicine Group Ltd.	British Virgin Islands
Cellular Biomedicine Group Ltd.	Hong Kong
Cellular Biomedicine Group (Wuxi) Ltd.	People’s Republic of China
Cellular Biomedicine Group (Shanghai) Ltd.	People’s Republic of China (variable interest entity)
Beijing Agreen Biotechnology Co., Ltd.	People’s Republic of China (100% owned by Cellular Biomedicine Group (Shanghai) Ltd.)
Eastbridge Investment Corporation	Delaware
Cellular Biomedicine Group Vax, Inc.	California